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                                               Filed By Seagate Technology, Inc.
                                                  Pursuant to Rule 425 under the
                                                          Securities Act of 1933
                              And deemed filed pursuant to Rule 14a-12 under the
                                                 Securities Exchange Act of 1934

                                   Subject Company: VERITAS Software Corporation
                                                   Commission File No. 000-26247



                          VERITAS SOFTWARE CORPORATION

                            PRESS RELEASE CONCERNING

          MULTI-COMPANY TRANSACTION INVOLVING SEAGATE TECHNOLOGY, INC.

                        AND VERITAS SOFTWARE CORPORATION

FOR IMMEDIATE RELEASE


              VERITAS SOFTWARE AND SEAGATE TECHNOLOGY ANNOUNCE S-4
                            DECLARED EFFECTIVE BY SEC

Date Set for Stockholder Meetings for Proposed Multi-Company Transaction

MOUNTAIN VIEW AND SCOTTS VALLEY, CALIF. - OCTOBER 20, 2000 - VERITAS Software Corporation (Nasdaq: VRTS) and Seagate Technology, Inc. (NYSE: SEG) today announced that the Form S-4 registration statement for the proposed three-party transaction involving the sale of Seagate's operating assets to a company formed by a group of private equity firms led by Silver Lake Partners, followed by a merger between Seagate and a subsidiary of VERITAS Software, has been declared effective by the SEC. The stockholder meetings for both companies will be held on November 21, 2000.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

The SEC maintains a web site, located at http://www.sec.gov, which contains reports, proxy and information statements and information statements and other information regarding each of VERITAS Software and Seagate, including the registration statement and joint proxy statement/prospectus regarding the business transaction referenced in the foregoing information. Investors and security holders of both VERITAS Software and Seagate are advised to read the joint proxy statement/prospectus regarding the transaction when it becomes available, because it will contain important information. VERITAS Software and Seagate will mail the joint proxy statement/prospectus concerning the transaction to their respective stockholders on or about October 23, 2000. Such joint proxy statement/prospectus will be filed with the SEC by both companies. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus (when available) and other documents filed by the companies at the SEC's web site at http://www.sec.gov. The joint proxy statement/prospectus and such other documents may also be obtained

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from VERITAS Software or Seagate by directing such requests to the respective investor relations contacts listed below.

VERITAS Software and its officers and directors may be deemed to be participants in the solicitation of proxies from VERITAS Software's stockholders with respect to the proposed transaction. Information regarding such officers and directors is included in VERITAS Software's proxy statement for its annual meeting filed with the SEC on April 6, 2000. This document is available free of charge at the SEC's web site at http://www.sec.gov and from the VERITAS Software investor relations' contact listed below.

Seagate and its officers and directors may be deemed to be participants in the solicitation of proxies from Seagate's stockholders with respect to the proposed transaction. Information regarding such officers and directors is included in Seagate's proxy statement for its annual meeting of stockholders filed with the SEC on October 4, 1999, and in its S-4 Registration Statement, as subsequently amended, on September 3, 1999. These documents are available free of charge at the SEC's web site at http://www.sec.gov and from the Seagate investor relations' contact listed below.

ABOUT VERITAS THE DATA AVAILABILITY COMPANY(TM)

VERITAS Software Corporation (Nasdaq:VRTS) provides essential data availability software solutions that enable customers to protect and access their business-critical data for Business Without Interruption(TM) . VERITAS Software's corporate headquarters is located at 1600 Plymouth Street, Mountain View, CA 94043. Telephone: (650) 335-8000. Fax: (650) 335-8050. Email:
vx-sales@veritas.com. WWW site: http://www.veritas.com/.

ABOUT SEAGATE

Seagate (NYSE:SEG) is a leading provider of the Internet Infrastructure enabling people to store, access, and manage information. The Company is committed to providing best-in-class products to help people get information when, where and how they want it. Seagate is the world's largest manufacturer of disc drives, magnetic discs and read-write heads, an innovator in tape drives, Storage Area Network (SAN) solutions and a leading developer of Business Intelligence software. Seagate can be found around the globe and at http://www.seagate.com. For automated news, stock and financial information by phone, dial toll-free 877 SEG NYSE. Outside the U.S. and Canada, dial 760-704-4368.

###

FOR MORE INFORMATION CONTACT:

Erin Jones, Public Relations, VERITAS Software
805-783-4528, erin.jones@veritas.com

Dave Galiotto, Investor Relations, VERITAS Software
650-318-4047, dave.galiotto@veritas.com

Woody Monroy, Media Relations, Seagate Technology, Inc.
831-439-2838, woody_monroy@seagate.com

Bill Rowley, Investor Relations, Seagate Technology, Inc.
831-439-2371, bill_rowley@seagate.com

Seagate Technology and Seagate are the registered trademarks of Seagate Technology, Inc. All other trademarks are the property of their respective owners.

This press release may include estimates and forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and 21E of the Securities Exchange Act of 1934. These forward-looking statements involve a number of risks and uncertainties, including the risks and uncertainties described the Form S-4 filed with the SEC by VERITAS Software that will be contained in the joint proxy statement/prospectus regarding the business transaction referenced in the foregoing information to be mailed to the

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stockholders of both companies, which could cause the actual results we achieve to differ materially from such forward-looking statements. For more information regarding potential risks, see the "Factors That May Affect Future Results" section of our most recent reports on Form 10-K and Form 10-Q on file with the SEC.

Copyright 2000 VERITAS Software Corporation. All rights reserved. VERITAS, VERITAS SOFTWARE, the VERITAS logo, Business Without Interruption, VERITAS The Data Availability Company, are trademarks or registered trademarks of VERITAS Software Corporation in the US and/or other countries. Other product names mentioned herein may be trademarks or registered trademarks of their respective companies.